UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VeriChip Corporation

File No. 001-33297- CF#23660

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      VeriChip Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 14, 2009.

      Based on representations by VeriChip Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.2   through March 17, 2016

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kathleen Krebs
        Special Counsel